                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         CARRINGTON LABORATORIES, INC.
                         -----------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                 144525  10  2
                                 -------------
                                 (CUSIP Number)

                           Russell H. Harbaugh, Jr.
                         1300 Williams Center Tower I
                             One West Third Street
                                Tulsa, OK 74103
                                (918) 584-1978
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 22, 1999
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.   144525  10  2                                     Page 2 of 8 Pages

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CHARLES C. KILLIN
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [_]
    (b)  [_]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------

        NUMBER OF           7      SOLE VOTING POWER

          SHARES
                            ----------------------------------------------------
       BENEFICIALLY         8      SHARED VOTING POWER

         OWNED BY                  597,500
                            ----------------------------------------------------
           EACH             9      SOLE DISPOSITIVE POWER

        REPORTING
                            ----------------------------------------------------
          PERSON            10     SHARED DISPOSITIVE POWER

           WITH                    597,500
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    597,500
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No.   144525  10  2                                     Page 3 of 8 Pages


                          Item 1. Security and Issuer
                          ---------------------------

     This Schedule 13D relates to the Common Stock, par value $.01 per share of Carrington Laboratories, Inc. (the "Company"), whose principal executive offices are located at 2001 Walnut Hill Lane, Irving, Texas 75038.


                        Item 2. Identity and Background
                        -------------------------------

     (a)  Name:   Charles C. Killin

     (b)  Business Address:  15 East 5th Street, Suite 3700
                             Tulsa, OK 74103

     (c) Present Principal Occupation: Mr. Killin is an attorney associated with the law firm Conner & Winters, A Professional Corporation, Tulsa, Oklahoma.

     (d) Mr. Killin has not, during the last five years, been convicted in a criminal proceeding.

     (e) Mr. Killin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  U.S.A.


           Item 3. Source and Amount of Funds or Other Consideration
           ---------------------------------------------------------

     This Schedule 13D covers 597,500 shares of Common Stock held by Mr. Killin as a Co-Executor of the estate of John T. Oxley (the "Oxley Estate").

     The shares of Common Stock currently held in the Oxley Estate were previously reported on the Schedule 13D of John T. Oxley, as amended from time to time.


                        Item 4. Purpose of Transaction
                        ------------------------------

     The shares of Common Stock reported to be owned by Mr. Killin have all been acquired for investment purposes. With respect to the investment in the Common Stock, Mr. Killin does not have any present intentions or plans which relate to or would result in:

CUSIP No.   144525  10  2                                     Page 4 of 8 Pages


     (a) The acquisition of additional securities of the Company or the disposition of securities of the Company, other than additional shares which may be purchased from time to time on the open market or through private purchases solely for investment purposes;

     (b) An extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be listed from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to those enumerated above.


                 Item 5. Interest in Securities of the Issuer
                 --------------------------------------------

     (a) By reason of his serving as a Co-Executor of the Oxley Estate, Mr. Killin may be deemed to be the beneficial owner of 597,500 shares of Common Stock of the Company, representing approximately 6.4% of the outstanding shares of Common Stock (based on 9,309,200 shares of Common Stock being outstanding as of October 30, 1998). Pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Killin disclaims beneficial ownership of all shares of Common Stock held by the Oxley Estate.

     (b) Mr. Killin has shared voting power and shared dispositive power with respect to the 597,500 shares held by the Oxley Estate. With respect to the shares held by the Oxley Estate, Mr. Killin shares voting and dispositive powers with John C. Oxley and Thomas E. Oxley. Certain information with respect to John C. Oxley and Thomas E. Oxley is set forth below:

CUSIP No.   144525  10  2                                     Page 5 of 8 Pages


          (1)  John C. Oxley
               -------------

               (i)    Business Address:  Suite 1300
                                         Williams Center Tower I
                                         One West Third
                                         Tulsa, Oklahoma  74103

               (ii) Present Principal Occupation: Mr. John Oxley is primarily engaged in the business of exploration, production and operation of oil and gas properties.

               (iii) Mr. John Oxley has not, during the last five years, been convicted in a criminal proceeding.

               (iv) Mr. John Oxley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (v)    Citizenship:  U.S.A.

          (2)  Thomas E. Oxley
               ---------------

               (i)    Business Address:  Suite 1305
                                         Williams Center Tower I
                                         One West Third
                                         Tulsa, Oklahoma  74103

               (ii) Present Principal Occupation: Mr. Thomas Oxley is an officer of Boca Polo, Inc. and a private investor.

               (iii) Mr. Thomas Oxley has not, during the last five years, been convicted in a criminal proceeding.

               (iv) Mr. Thomas Oxley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (v)    Citizenship:  U.S.A.

CUSIP No.   144525  10  2                                     Page 6 of 8 Pages


     (c) Sixty days prior to March 22, 1999, the following shares of Common Stock were sold in the open market by the Oxley Estate:

               Date of Sale    Number of Shares  Price Per Share
               --------------  ----------------  ---------------

               02/08/1999           1,000            $   2.75

               02/08/1999           1,000            $ 2.6875

               02/09/1999           1,000            $ 2.9375

               02/09/1999           1,000            $   2.75

               02/10/1999           1,000            $ 2.9375

               02/10/1999           1,000            $  2.875

               02/11/1999           1,000            $ 2.8125

               02/11/1999           1,000            $ 2.8125

               02/12/1999           1,000            $   3.00

               02/12/1999           1,000            $   3.00

               02/16/1999           1,000            $ 3.1875

               02/16/1999           1,000            $ 3.1875

               02/17/1999           1,000            $ 2.9375

               02/17/1999           1,000            $  2.875

               02/18/1999             600            $   3.25

               02/18/1999           1,000            $ 3.1875

               02/18/1999             400            $2.90625

               02/19/1999           1,000            $   3.00

               02/19/1999           1,000            $ 2.9375

               02/22/1999           1,000            $   3.00

               02/22/1999           1,000            $  2.875

               02/23/1999           1,000            $ 3.0625

               02/23/1999           1,000            $   3.00

               02/24/1999           1,000            $   3.00

               02/24/1999           1,000            $   3.00

               02/25/1999           1,000            $ 3.0625

CUSIP No.   144525  10  2                                     Page 7 of 8 Pages


               Date of Sale    Number of Shares  Price Per Share
               --------------  ----------------  ---------------

               02/25/1999           1,000            $ 3.0625

               02/26/1999           1,000            $ 3.0625

               02/26/1999           1,000            $ 3.0625

               03/01/1999           1,000            $   3.00

               03/01/1999           1,000            $   3.00

               03/02/1999           1,000            $   3.00

               03/02/1999           1,000            $   3.00

               03/03/1999           1,000            $ 3.1875

               03/03/1999           1,000            $ 2.9375

               03/04/1999           1,000            $  3.125

               03/04/1999           1,000            $   3.00

               03/05/1999           1,000            $3.15625

               03/05/1999           1,000            $  3.125

               03/08/1999           1,000            $ 3.1875

               03/08/1999           1,000            $ 3.1875

               03/09/1999           1,000            $3.21875

               03/09/1999           1,000            $3.21875

               03/10/1999           1,000            $  3.375

               03/10/1999           1,000            $  3.375

               03/11/1999           1,000            $ 3.4375

               03/11/1999           1,000            $ 3.4375

               03/12/1999           1,000            $  3.375

               03/12/1999           1,000            $  3.375

               03/15/1999           2,000            $  3.375

               03/16/1999           1,000            $   3.50

               03/16/1999           1,000            $   3.50

               03/17/1999           1,000            $3.46875

               03/17/1999           1,000            $ 3.4375

CUSIP No.   144525  10  2                                     Page 8 of 8 Pages


               Date of Sale    Number of Shares  Price Per Share
               --------------  ----------------  ---------------

               03/18/1999             500            $   3.50

               03/18/1999           1,500            $3.53125

               03/19/1999           1,000            $ 3.4375

               03/19/1999           1,000            $3.40625

               03/22/1999           1,300            $ 3.4375

               03/22/1999             700            $  3.625


     (d)  N/A

     (e)  N/A


              Item 6. Contracts, Arrangements, Understandings or
              --------------------------------------------------
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

     None.

                   Item 7.  Material to be Filed as Exhibits
                   -----------------------------------------

     None.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Charles C. Killin
                                       ----------------------
                                              Charles C. Killin


Date:  March 22, 1999